                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number: 0-15324

                          NOTIFICATION OF LATE FILING


  (Check One): [X] Form 10-K  [ ]  Form 11-K  [ ]  Form 20-F [ ]  Form 10-Q [ ]

[ ]  Form N-SAR
     For Period Ended:
                      ---------------------------------------------------------

[ ]  Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q

[ ]  Transition Report on Form 20-K        [ ]   Transition Report on Form N-SAR

[ ]  Transition Report on Form 11-K
       For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant  STAR SCIENTIFIC, INC.
                        --------------------------------------------------------

Former name if applicable    EYE TECHNOLOGY, INC.
                          ------------------------------------------------------

Address of principal executive office  (Street and number)

16 SOUTH MARKET STREET
--------------------------------------------------------------------------------
City, state and zip code    PETERSBURG, VIRGINIA 23803
                         -------------------------------------------------------

                                    PART II
                            RULE 12B-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ]             (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]             (c)  The accountant's statement or other exhibit required by
                     Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Effective December 30, 1998, Star Scientific, Inc. (the "Company"), sold to Eyetech, LLC substantially all of its assets relating to its ophthalmic business (the core business of Eye Technology, Inc., prior to the change of control that the Company underwent in February 1998). The Company has engaged an independent auditor to audit the 1998 financial statements of the Company, taking into account the sale of the ophthalmic business. Due to the complex nature of the sale of the ophthalmic business and its effect on the Company, and the inability of the Company to obtain the information necessary to timely prepare its financial statements for the year ended December 31, 1998, the Company will not be able to file its Form 10-KSB report by the due date of March 31, 1999.

                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

   JAMES A. MCNULTY                                  (804) 861-0681
--------------------------------------------------------------------------------
              (Name)                           (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         [X]    Yes    [ ]   No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                         [ ]    Yes    [X]   No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              STAR SCIENTIFIC, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    MARCH 31, 1999                 By  /s/ JAMES A. MCNULTY
     -----------------------------       ---------------------------------------